EXHIBIT 77C
FLAHERTY & CRUMRINE/CLAYMORE TOTAL RETURN FUND INCORPORATED
(the "Fund")

Meeting of Shareholders

On April 19, 2012, the Fund held its Annual Meeting of Shareholders (the "Annual Meeting") for the following purposes: (i) election of Directors of the Fund ("Proposal 1") and (ii) to approve a change to the Fund's fundamental investment policy regarding concentration of investments ("Proposal 2"). The proposals were approved by the shareholders and the results of the voting are as follows:


Proposal 1: Election of Directors.

    Name              For          Withheld
    Morgan Gust       5,578,927    168,732
    Karen H. Hogan    5,571,526    176,133

Donald F. Crumrine, David Gale, and Robert F. Wulf continue to serve in their capacities as Directors of the Fund.

Proposal 2: Approve a change to the Fund's fundamental investment policy regarding concentration of investments.

    Proposal 2-A:    Revise the fundamental investment policy relating to
          concentration of investments in the banking industry

            For        Against    Abstain
          4,499,540    229,783    102,763

    Proposal 2-B:    Revise the fundamental investment policy relating to
          concentration of investments in the utilities industry

            For        Against    Abstain
          4,480,374    249,673    102,039